Exhibit 99.2

EACH SHAREHOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY
RETURN THE ENCLOSED PROXY.

Special General Meeting of Shareholders of

GALMED PHARMACEUTICALS LTD.

June 12, 2014

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The notice of the meeting, proxy statement and proxy card

are available at http://galmedpharma.investorroom.com/

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Allen Baharaff and Guy Nehemya, and each of them, as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all ordinary shares, par value NIS 0.01 per share, of Galmed Pharmaceuticals Ltd. (the “Company”), standing in the name of the undersigned at the close of trading on May 12, 2014, at a Special General Meeting of Shareholders of the Company to be held at the Company’s offices at 8 Shaul Hamelech Blvd., Amot Hamishpat Bldg., Tel Aviv, Israel on Thursday, June 12, 2014, at 4:00 p.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side.

The shares represented by this proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” the election of the nominees for external directors to the Company’s Board of Directors and the approval of their terms of office.

If the undersigned has not indicated with respect to the Proposal that the undersigned is a “controlling shareholder” of the Company or that the undersigned or any of the persons or entities described in the introduction to the Proxy Statement has a “personal interest” in such proposal, then, by signing below, the undersigned certifies that the undersigned is not a “controlling shareholder” of the Company and that neither the undersigned nor any of the persons or entities described in the Proxy Statement under the heading “Required Vote and Voting Procedures” has a “personal interest” in the relevant proposal.

The undersigned hereby acknowledges receipt of the Notice of Special General Meeting of Shareholders and the Proxy Statement furnished therewith.

(Continued and to be signed on Reverse Side)

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON
If you would like to vote in person, please attend the Annual Meeting to be held at 8 Shaul Hamelech Blvd., Amot Hamishpat Bldg., Tel Aviv, Israel on Thursday, June 12, 2014, at 4:00 p.m., Israel time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Special Meeting Proxy Card – Ordinary Shares

DETACH PROXY CARD HERE TO VOTE BY MAIL

Proposal - Election of External Directors

1.	The nominee for an external director is: Tali Yaron-Eldar

☐ For	☐ Against	☐ Abstain

1a. The undersigned is a “controlling shareholder” of the Company

☐ Yes ☐ No

1b. The undersigned has, or any of the persons or entities described in the Proxy Statement under the heading “Required Vote and Voting Procedures” have, a “personal interest” in the proposal

☐ Yes ☐ No

2.	The nominee for an external director is: David Sidransky, M.D.

☐ For	☐ Against	☐ Abstain

2a. The undersigned is a “controlling shareholder” of the Company

☐ Yes ☐ No

2b. The undersigned has, or any of the persons or entities described in the Proxy Statement under the heading “Required Vote and Voting Procedures” have, a “personal interest” in the proposal

☐ Yes ☐ No

Date	Signature	Signature, if held jointly

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.